40-33

811-4101

Paul Hastings

Paul, Hastings, Janofsky & Walker LLP
75 East 55th Street, New York, New York 10022-3205
telephone 212-318-6000 / facsimile 212-319-4090 / internet www.paulhastings.com

04005128

Atlanta
Beijing
Hong Kong
London
Los Angeles
New York
Orange County
San Diego
San Francisco
Stamford
Tokyo
Washington, D.C.

(212) 318-6713
christophertafone@paulhastings.com

January 8, 2004

37269.00001

VIA UPS NEXT DAY AIR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention: Filing Desk

Re: Excelsior Funds, Inc.*, Excelsior Tax-Exempt Funds, Inc.* and Excelsior Funds Trust (the "Funds")
<u>Registration Nos. 811-4088, 811-4101 and 811-8490</u>

Ladies and Gentlemen:

On behalf of the Funds and pursuant to Section 33 of the Investment Company Act of 1940, as amended, we hereby transmit for filing a copy of a class action complaint that was originally filed on October 22, 2003, in the Superior Court of the State of California, County of Los Angeles, against the Funds (as Doe Defendants), as well as against Janus Capital Corp., et al.

We have enclosed a pre-paid, self-addressed envelope and kindly request that you return a copy of this letter with evidence of filing.

Should you have any questions regarding this matter, please do not hesitate to contact the undersigned at the above number. Thank you.

Very truly yours,

Christopher J. Tafone

Christopher J. Tafone
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

NY55/327374.3

Paul, Hastings, Janofsky & Walker LLP
75 East 55th Street, New York, New York 10022-3205
telephone 212-318-6000 / facsimile 212-319-4090 / internet www.paulhastings.com

Paul Hastings

Atlanta
Beijing
Hong Kong
London
Los Angeles
New York
Orange County
San Diego
San Francisco
Stamford
Tokyo
Washington, D.C.

(212) 318-6713
christophertafone@paulhastings.com

January 8, 2004 37269.00001

VIA UPS NEXT DAY AIR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention: Filing Desk

Re: Excelsior Funds, Inc., Excelsior Tax-Exempt Funds, Inc. and Excelsior Funds Trust (the "Funds")
Registration Nos. 811-4088, 811-4101 and 811-8490

Ladies and Gentlemen:

On behalf of the Funds and pursuant to Section 33 of the Investment Company Act of 1940, as amended, we hereby transmit for filing a copy of a class action complaint that was originally filed on October 22, 2003, in the Superior Court of the State of California, County of Los Angeles, against the Funds (as Doe Defendants), as well as against Janus Capital Corp., et al.

We have enclosed a pre-paid, self-addressed envelope and kindly request that you return a copy of this letter with evidence of filing.

Should you have any questions regarding this matter, please do not hesitate to contact the undersigned at the above number. Thank you.

Very truly yours,

Christopher J. Tafone

Christopher J. Tafone
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

NY55/327374.3

2:57 p.m. 12/3/03
Karen Yamamoto
served in person

SUMMONS
(CITACION JUDICIAL)

FOR COURT USE ONLY
(SOLO PARA USO DE LA CORTE)

NOTICE TO DEFENDANT: *(Aviso a Acusado)*
JANUS CAPITAL CORPORATION

(Additional Defendants listed on attached page)

YOU ARE BEING SUED BY PLAINTIFF:
(A Ud. le está demandando)
MIKE SAYEGH, on Behalf of the General Public,

You have 30 CALENDAR DAYS after this summons is served on you to file a typewritten response at this court.

A letter or phone call will not protect you; your typewritten response must be in proper legal form if you want the court to hear your case.

If you do not file your response on time, you may lose the case, and your wages, money and property may be taken without further warning from the court.

There are other legal requirements. You may want to call an attorney right away. If you do not know an attorney, you may call an attorney referral service or a legal aid office (listed in the phone book).

Después de que le entreguen esta citación judicial usted tiene un plazo de 30 DIAS CALENDARIOS para presentar una respuesta escrita a máquina en esta corte.

Una carta o una llamada telefónica no le ofrecerá protección; su respuesta escrita a máquina tiene que cumplir con las formalidades legales apropiadas si usted quiere que la corte escuche su caso.

Si usted no presenta su respuesta a tiempo, puede perder el caso, y le pueden quitar su salario, su dinero y otras cosasde su propiedad sin aviso adicional por parte de la corte.

Existen otros requisitos legales. Puede que usted quiera llamar a un abogado inmediatamente. Si no conoce a un abogado, puede llamar a un servicio de referencia de abogados o a una oficina de ayuda legal (vea el directorio telefónico).

The name and address of the court is: *(El nombre y dirección de la corte es)*
LOS ANGELES COUNTY SUPERIOR COURT
111 NORTH HILL STREET
LOS ANGELES, CA 90012

CASE NUMBER: (Número del Caso)
BC304655

The name, address, and telephone number of plaintiff's attorney, or plaintiff without an attorney, is:
(El nombre, la dirección y el número de teléfono del abogado del demandante, o del demandante que no tiene abogado, es)
Lionel Z. Glancy, Glancy & Binkow LLP, 1801 Avenue of the Stars, Suite 311, Los Angeles, CA 90067
(310)201-9150

DATE: *(Fecha)* OCT 2 2 2003 JOHN A. CLARKE, CLERK Coleman, Deputy *(Delegado)*

[SEAL]

NOTICE TO THE PERSON SERVED: You are served
1. [ ] as an individual defendant.
2. [X] as the person sued under the fictitious name of *(specify)*: DOE 5
3. [X] on behalf of *(specify)*: EXCELSIOR FUNDS, INC.

under: [X] CCP 416.10 (corporation) [ ] CCP 416.60 (minor)
[ ] CCP 416.20 (defunct corporation) [ ] CCP 416.70 (conservatee)
[ ] CCP 416.40 (association or partnership) [ ] CCP 416.90 (individual)
[ ] other:

4. [ ] by personal delivery on *(date)*:

SHORT TITLE:
MIKE SAYEGH v. JANUS CAPITAL CORP., ET AL

CASE NUMBER:

1. JANUS CAPITAL CORPORATION
2. JANUS CAPITAL MANAGEMENT LLC
3. JANUS INVESTMENT FUND
4. EDWARD J. STERN
5. CANARY CAPITAL PARTNERS LLC
6. CANARY INVESTMENT MANAGEMENT LLC
7. CANARY CAPITAL PARTNERS, LTD.
8. KAPLAN & CO. SECURITIES INC.
9. BANK ONE CORPORATION
10. BANC ONE INVESTMENT ADVISORS
11. THE ONE GROUP MUTUAL FUNDS
12. BANK OF AMERICA CORPORATION
13. BANC OF AMERICA CAPITAL MANAGEMENT LLC
14. BANC OF AMERICA ADVISORS LLC
15. NATIONS FUND INC.
16. ROBERT H. GORDON
17. THEODORE H. SIHPOL III
18. CHARLES D. BRYCELAND
19. SECURITY TRUST COMPANY
20. STRONG CAPITAL MANAGEMENT INC.
21. JB OXFORD & COMPANY
22. ALLIANCE CAPITAL MANAGEMENT HOLDING L.P.
23. ALLIANCE CAPITAL MANAGEMENT L.P.
24. ALLIANCE CAPITAL MANAGEMENT CORPORATION
25. AXA FINANCIAL INC.
26. ALLIANCEBERNSTEIN REGISTRANTS
27. GERALD MALONE
28. CHARLES SCHAFFRAN
29. MARSH & MCLENNAN COMPANIES, INC.
30. PUTNAM INVESTMENTS TRUST
31. PUTNAM INVESTMENT MANAGEMENT LLC
32. PUTNAM INVESTMENT FUNDS
33. DOES 1-500.

(Required for verified pleading) The items on this page stated on information and belief are *(specify item numbers, not line numbers)*: Named Defendants in this Action

This page may be used with any Judicial Council form or any other paper filed with the court.

ADDITIONAL PAGE
Attach to Judicial Council Form or Other Court Paper

PROOF OF SERVICE — SUMMONS
(Use separate proof of service for each person served)

1. I served the
   a. ☐ summons ☐ complaint ☐ amended summons ☐ amended complaint
   ☐ completed and blank Case Questionnaires ☐ Other *(specify)*:
   b. on defendant *(name)*:
   c. by serving ☐ defendant ☐ other *(name and title or relationship to person served)*:
   d. ☐ by delivery ☐ at home ☐ at business
   (1) date:
   (2) time:
   (3) address:
   e. ☐ by mailing
   (1) date:
   (2) place:
2. Manner of service *(check proper box)*:
   a. ☐ **Personal service.** By personally delivering copies. (CCP 415.10)
   b. ☐ **Substituted service on corporation, unincorporated association (including partnership), or public entity.** By leaving, during usual office hours copies in the office of the person served with the person who apparently was in charge and thereafter mailing (by first-class mail, postage prepaid) copies to the person served at the place where the copies were left. (CCP 415.20(a))
   c. ☐ **Substituted service on natural person, minor, conservatee, or candidate.** By leaving copies at the dwelling house, usual place of abode, or usual place of business of the person served in the presence of a competent member of the household or a person apparently in charge of the office or place of business, at least 18 years of age, who was informed of the general nature of the papers, and thereafter mailing (by first-class mail, postage prepaid) copies to the person served at the place where the copies were left. (CCP 415.20(b)) ***(Attach separate declaration or affidavit stating acts relied on to establish reasonable diligence in first attempting personal service.)***
   d. ☐ **Mail and acknowledgment service.** By mailing (by first-class mail or airmail, postage prepaid) copies to the person served, together with two copies of the form of notice and acknowledgment and a return envelope, postage prepaid, addressed to the sender. (CCP 415.30) ***(Attach completed acknowledgment of receipt.)***
   e. ☐ **Certified or registered mail service.** By mailing to an address outside California (by first-class mail postage prepaid, requiring a return receipt) copies to the person served. (CCP 415.40) ***(Attach signed return receipt or other evidence of actual delivery to the person served.)***
   f. ☐ Other *(specify code section)*:
   ☐ additional page is attached.
3. The "Notice to the Person Served" (on the summons) was completed as follows (CCP 412.30, 415.10, and 474):
   a. ☐ as an individual defendant.
   b. ☐ as the person sued under the fictitious name of *(specify)*:
   c. ☐ on behalf of *(specify)*:
   under: ☐ CCP 416.10 (corporation) ☐ CCP 416.60 (minor) ☐ other:
   ☐ CCP 416.20 (defunct corporation) ☐ CCP 416.70 (conservatee)
   ☐ CCP 416.40 (association or partnership) ☐ CCP 416.90 (individual)
   d. ☐ by personal delivery on *(date)*:
4. At the time of service I was at least 18 years of age and not a party to this action.
5. Fee for service: $
6. Person serving:
   a. ☐ California sheriff, marshal, or constable.
   b. ☐ Registered California process server.
   c. ☐ Employee or independent contractor of a registered California process server.
   d. ☐ Not a registered California process server.
   e. ☐ Exempt from registration under Bus. & Prof. Code 22350(b).
   f. Name, address and telephone number and, if applicable, county of registration and number:

I declare under penalty of perjury under the laws of the State of California that the foregoing is true and correct.

Date:

▶ ______________________
(SIGNATURE)

(For California sheriff, marshal, or constable use only)
I certify that the foregoing is true and correct.

Date:

▶ ______________________
(SIGNATURE)

982(a)(9) [Rev. January 1, 1984]

LIONEL Z. GLANCY #134180
PETER A. BINKOW #173848
MICHAEL GOLDBERG #188669
GLANCY & BINKOW LLP
1801 Avenue of the Stars, Suite 311
Los Angeles, CA 90067
Telephone: (310) 201-9150
Facsimile: (310) 201-9160

BRIAN BARRY #135631
LAW OFFICES OF BRIAN BARRY
1801 Avenue of the Stars Suite 307
Los Angeles, CA 90067
Telephone: (310) 788-0831
Facsimile: (310) 788-0841

Attorneys for Plaintiff Mike Sayegh

ORIGINAL FILED
OCT 22 2003
LOS ANGELES SUPERIOR COURT

SUPERIOR COURT OF THE STATE OF CALIFORNIA
COUNTY OF LOS ANGELES

MIKE SAYEGH, on Behalf of the General Public, Plaintiff, v. JANUS CAPITAL CORPORATION, JANUS CAPITAL MANAGEMENT LLC, JANUS INVESTMENT FUND, EDWARD J. STERN, CANARY CAPITAL PARTNERS LLC, CANARY INVESTMENT MANAGEMENT LLC, CANARY CAPITAL PARTNERS, LTD., KAPLAN & CO. SECURITIES INC., BANK ONE CORPORATION, BANC ONE INVESTMENT ADVISORS, THE ONE GROUP MUTUAL FUNDS, BANK OF AMERICA CORPORATION, BANC OF AMERICA CAPITAL MANAGEMENT LLC, BANC OF AMERICA ADVISORS LLC, NATIONS FUND INC., ROBERT H. GORDON, THEODORE H. SIIPOL III, CHARLES D. BRYCELAND, SECURITY TRUST COMPANY, STRONG CAPITAL MANAGEMENT INC., JB OXFORD & COMPANY, *[Caption Continues On Next Page]*	Case No. BC304655 **PRIVATE ATTORNEY GENERAL COMPLAINT ON BEHALF OF THE GENERAL PUBLIC FOR:** 1. VIOLATIONS OF BUSINESS AND PROFESSIONS CODE §17200 (Restitution and Injunctive Relief) **JURY TRIAL DEMANDED**

ALLIANCE CAPITAL MANAGEMENT HOLDING L.P., ALLIANCE CAPITAL MANAGEMENT L.P., ALLIANCE CAPITAL MANAGEMENT CORPORATION, AXA FINANCIAL INC., ALLIANCEBERNSTEIN REGISTRANTS, GERALD MALONE, CHARLES SCHAFFRAN, MARSH & MCLENNAN COMPANIES, INC., PUTNAM INVESTMENTS TRUST, PUTNAM INVESTMENT MANAGEMENT LLC, PUTNAM INVESTMENT FUNDS, and DOES 1-500,

Defendants.

Plaintiff makes the following allegations upon information and belief, except as to the allegations specifically pertaining to plaintiff and his counsel, based on the facts alleged below, and predicated upon the investigation undertaken by and under the supervision of plaintiff's counsel. Plaintiff believes that further substantial evidentiary support will exist for the allegations set forth below after a reasonable opportunity for discovery.

I.

INTRODUCTION

1. This is a civil action brought by Mike Sayegh against Defendants named herein who engaged in the improper schemes discussed herein relating to "market timing" and "late trading" of mutual fund shares. Plaintiff, for himself and all other members of the general public, brings an action for monetary damages for Defendants' violations of Business and Professions Code §17200, et. seq.

II.

JURISDICTION AND VENUE

2. This Complaint is filed and these proceedings are instituted pursuant to §17200 of the California Business and Professions Code (hereinafter "17200"), for restitution and injunctive relief due to violations of §17200, *et seq.*, by the Defendants and their co-conspirators.

3. Jurisdiction and venue as to each Defendant is proper in this judicial district

pursuant to the provisions of §17200 and §§395(a) and 395.5 of the California Code of Civil Procedure. Each Defendant either maintains an office, has an agent is found or transacts business, directly or indirectly, in the County of Los Angeles. Plaintiff's cause of action arose in part within the County of Los Angeles, and numerous of the transactions at issue took place in this County. Many of the unlawful acts hereinafter alleged had a direct effect on investors within the State of California and, more particularly, within the County of Los Angeles. The trade and commerce hereinafter described is carried on, in part, within the State of California, and, more particularly, within the County of Los Angeles. Plaintiff also resides in the County of Los Angeles.

4. In connection with the acts alleged in this complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

III.

SUMMARY OF ACTION

This action charges Defendants with engaging in an unlawful and deceitful course of conduct designed to improperly financially advantage certain co-Defendants to the detriment of others. Plaintiff owned shares of Janus mutual funds, which were improperly traded as described herein. As part of Defendants' unlawful conduct, the Fund Defendants, as defined below, in clear contravention of their fiduciary responsibilities and disclosure obligations, failed to properly disclose that select favored customers were improperly allowed to engage in "market timing" and "late trading" of their mutual fund shares. Such trading practices, as more fully described herein, improperly allow a short-term, in-and-out mutual fund investor to exploit short-term moves and inefficiencies in the manner in which the mutual funds price their shares, to the detriment of unsuspecting long-term investors. As a result, Defendants are liable to Plaintiff and the general public pursuant to §17200 of the California Business and Professions Code.

PARTIES

5. Plaintiff Mike Sayegh is a resident of the City of Beverly Hills and County of Los Angeles. Pursuant to §17200, plaintiff brings this action on behalf of the general public of the State of California.

FUND DEFENDANTS

Janus Defendants

6. Each of the Janus Funds are mutual funds that are regulated by the Investment Company Act of 1940, that are managed by defendant Janus Capital Management LLC, as defined below, and that buy, hold, and sell shares or other ownership units that are subject to the misconduct alleged in this complaint.

7. Defendant Janus Capital Corporation was registered as an investment adviser under the Investment Advisers Act of 1940 (the "Investment Advisers Act") and managed and advised the Janus family of mutual funds ("Janus Funds") until April 1, 2002. During this period, Janus Capital Corporation had ultimate responsibility for overseeing the day-to-day management of the Janus Funds. Janus Capital Corporation is located at 100 Fillmore Street, Denver, Colorado.

8. Defendant Janus Capital Management, LLC ("Janus Capital Management") is registered as an investment adviser under the Investment Advisers Act and managed and advised the Janus Funds since April 1, 2002. Janus Capital Management has ultimate responsibility for overseeing the day-to-day management of the Janus Funds. Janus Capital Management replaced Janus Capital Corporation as the investment advisor to the Janus Funds on April 1, 2002. Janus Capital Management is located at 100 Fillmore Street, Denver, Colorado. (Hereinafter, advisers to the Janus Funds – both Janus Capital Management and Janus Capital Corporation – shall be referred to as Janus Capital Management).

9. Defendant Janus Investment Fund is the registrant and issuer of the shares of the Janus Funds. Janus Investment Fund is located at 100 Fillmore Street, Denver, Colorado.

Bank of America Defendants

10. Each of the Nations Funds are mutual funds that are regulated by the Investment Company Act of 1940, that are managed by defendant Banc of America Capital Management, LLC, and that buy, hold, and sell shares or other ownership units that are subject to the misconduct alleged in this complaint.

11. Defendant Bank of America Corporation ("Bank of America") is a bank and financial holding company that is incorporated in Delaware with its principal place of business in Charlotte, North Carolina. Bank of America is the ultimate parent of the Nations Funds family of mutual funds ("Nations Funds").

12. Banc of America Advisors, LLC ("BAA") was registered as an investment adviser under the Investment Advisers Act and managed and advised the Nations Funds until January 1, 2003. During this period, BAA had ultimate responsibility for overseeing the day-to-day management of the Nations Funds. BAA Advisors is located at One Bank of America Plaza, Charlotte, North Carolina 28255.

13. Defendant Banc of America Capital Management, LLC ("BACAP"), is registered as an investment adviser under the Investment Advisers Act. BACAP manages and advises the Nation Funds. BACAP has the ultimate responsibility for overseeing day-to-day management of the Nations Funds. BACAP is located at One Bank of America Plaza, Charlotte, North Carolina 28255. BACAP replaced Banc of America Advisors, LLC, as the investment adviser to the Nations Funds on January 1, 2003.

14. Defendant Nations Funds, Inc. is the registrant and issuer of the shares of the Nations Funds. Nations Funds, Inc. is incorporated in Maryland.

15. Defendant Robert H. Gordon ("Gordon") is the President of defendant BACAP, and since March 31, 2003, President of Nations Funds, and was an active participant in the unlawful schemes alleged herein.

16. Defendant Theodore C. Sihpol, III ("Sihpol") is a broker in the high-net worth group of Banc of America Securities LLC in Manhattan, New York, and was an active participant in the unlawful schemes alleged herein.

17. Defendant Charles D. Bryceland ("Bryceland") is the manager of the Banc of America Securities branch at which Sihpol worked and was Sihpol's superior. Bryceland was an active participant in the unlawful schemes alleged herein.

Bank One Defendants

18. Each of the One Group Funds are mutual funds that are regulated by the Investment Company Act of 1940, that are managed by defendant Banc One Investment Advisors ("BOIA") and that buy, hold, and sell shares or other ownership units that are subject to the misconduct alleged in this complaint.

19. Defendant Bank One Corporation ("Bank One Corp.") is a multi-bank holding company registered under the Bank Holding Company Act of 1956 with its principal place of business at 1 Bank One Plaza, Chicago, Illinois.

20. Banc One Investment Advisors ("BOIA") is registered as an investment adviser under the Investment Advisers Act.

21. Defendant The One Group Mutual Funds is the registrant and issuer of the shares of the One Group Funds. Its principal place of business is located at 1111 Polaris Parkway, Columbus, Ohio.

Strong Capital Management Defendants

22. Each of the Strong Funds are mutual funds that are regulated by the Investment Company Act of 1940, that are managed by defendant Strong Capital Management, Inc. and that buy, hold, and sell shares or other ownership units that are subject to the misconduct alleged in this complaint.

23. Strong Financial Corporation is the ultimate parent of all of the Strong defendants. Through its subsidiaries, Strong Corporation markets, sponsors and provides investment advisory, distribution and administrative services to mutual funds. Strong Corporation maintains its headquarters at 100 Heritage Reserve, Menomonee Falls, Wisconsin 53051.

24. Strong Capital Management, Inc. ("Strong Capital Management") is registered as an investment adviser under the Investment Advisers Act and managed and advised the Strong

Funds throughout the Class Period. During the Class Period, Strong Capital Management, Inc. had ultimate responsibility for overseeing the day-to-day management of the Strong Funds. Strong Capital Management is located at 100 Heritage Reserve, Menomonee Falls, Wisconsin 53051.

Alliance Defendants

25. Each of the AllianceBernstein Funds are mutual funds that are regulated by the Investment Company Act of 1940, that are managed by defendant Alliance Capital Management L.P., and that buy, hold, and sell shares or other ownership units that are subject to the misconduct alleged in this complaint.

26. Defendant Alliance Capital Management Holding L.P. ("Alliance Holding") is a publicly-traded holding company which provides investment management services through defendant Alliance Capital Management L.P. ("Alliance Capital Management"). Alliance Holding is incorporated in Delaware with its principal place of business located at 1345 Avenue of the Americas, New York, New York 10105. Alliance Holding is the ultimate parent of the AllianceBernstein Funds and the parent company of, and controls, Alliance Capital Management and AllianceBernstein Registrants. As of March 31, 2003, Alliance Holding owned approximately 30.7 percent of the outstanding shares of Alliance Capital Management.

27. Defendant Alliance Capital Management is registered as an investment adviser under the Investment Advisers Act and managed and advised the AllianceBernstein Funds at times relevant hereto. During this period, Alliance Capital Management had ultimate responsibility for overseeing the day-to-day management of the AllianceBernstein Funds. Alliance Capital Management is located at 1345 Avenue of the Americas, New York, New York 10105.

28. Defendant Alliance Capital Management Corporation ("Alliance Corporation") is a wholly-owned subsidiary of defendant AXA Financial, Inc., and the general partner of defendants Alliance Holding and Alliance Capital Management. Alliance Corporation owns 100,000 partnership units in Alliance Holding, and a 1 percent general partnership interest in Alliance Capital Management. Alliance Corporation is located at 140 Broadway, New York,

New York 10005.

29. Defendant AXA Financial, Inc. ("AXA") – a unit of Europe's second-largest insurer, AXA SA – is an international financial services organizations which provides financial advisory, insurance and investment management products and services worldwide. AXA is a Delaware corporation and maintains its principal place of business at 1290 Avenue of the Americas, New York, New York 10104. AXA controls Alliance Capital Management by virtue of its general partnership interests through Alliance Corporation and its 55.7 percent economic interest in Alliance Capital Management as of March 31, 2003.

30. Defendants AllianceBernstein Registrants are the registrants and issuers of the shares of the AllianceBernstein Funds, and were active participants in the unlawful scheme alleged herein.

31. Defendant Gerald Malone was at all relevant times a Senior Vice President at Alliance Capital Management and a portfolio manager of several AllianceBernstein Funds and Alliance hedge funds, and was an active participant in the unlawful scheme alleged herein.

32. Defendant Charles Schaffran was at all relevant times a marketing executive at Alliance Capital Management who sold Alliance hedge funds to investors and was an active participant in the unlawful scheme alleged herein.

Putnam Defendants

33. Each of the Putnam Funds, is a mutual fund that is regulated by the Investment Company Act of 1940, managed by defendant Putnam Investment Management LLC, as defined below, and that buy, hold, and sell shares or other ownership units that are subject to the misconduct alleged in this complaint.

34. Marsh & McLennan Companies, Inc. ("Marsh & McLennan") is the ultimate parent of defendants bearing the Putnam name. Marsh & McLennan is a New York City-based professional services firm that, through its subsidiaries, operates in the insurance, investment management and consulting industries. Marsh & McLennan is headquartered at 1166 Avenue of the Americas, New York, New York 10036.

35. Putnam Investments Trust ("Putnam Investments") is a subsidiary of Marsh &

McLennan and operates as Marsh & McLennan's investment management arm, catering to individual and institutional investors and offering an array of investment products and services. Putnam Investments is headquartered at One Post Office Square, Boston, Massachusetts.

36. Putnam Investment Management LLC is registered as an investment advisor under the Investment Advisers Act and managed and advised the Putnam Funds during the Class Period. Putnam Investment Management has ultimate responsibility for overseeing the day-to-day management of the Putnam Funds. Putnam Investment Management is headquartered at One Post Office Square, Boston, Massachusetts. Putnam Investment Management is a subsidiary of Putnam Investments.

37. Putnam Investment Funds is the registrant and issuer of each the Putnam Funds except for the following funds, which are the registrants and issuers of their own shares or units, respectively: Putnam American Government Income Fund, Putnam Arizona Tax Exempt Income Fund, Putnam Asset Allocation: Balanced Portfolio, Putnam Asset Allocation: Growth Portfolio, Putnam California Tax Exempt Income Fund, Putnam Capital Appreciation Fund, Putnam Capital Opportunities Fund, Putnam Convertible Income-Growth Trust, Putnam Florida Tax Exempt Income Fund, Putnam Massachusetts Tax Exempt Income Funds, Putnam Michigan Tax Exempt Income Fund, Putnam Minnesota Tax Exempt Income Fund, Putnam Money Market Fund, Putnam Municipal Income Fund, Putnam New Jersey Tax Exempt Income Fund, Putnam New Opportunities Fund, Putnam New Value Fund, Putnam New York Tax Exempt Income Fund, Putnam New York Tax Exempt Opportunities Fund, Putnam Ohio Tax Exempt Income Fund, Putnam Pennsylvania Tax Exempt Income Fund, Putnam Tax Exempt Income Fund, Putnam Tax Exempt Money Market Fund, Putnam Tax Smart Equity Fund, Putnam Tax-Free High Yield Fund, Putnam Tax-Free Insured Fund and Putnam U.S. Government Income Trust. Putnam Investment Funds is located at One Post Office Square, Boston, Massachusetts.

38. Defendants Janus Capital Corporation, Janus Capital Management, Janus Investment Fund, the Janus Funds, Bank of America, Banc of America Advisors, Banc of America Capital Management, Nations Funds, Inc., the Nations Funds, Bank One Corporation,

Banc One Investment Advisors,, The One Group Mutual Funds, the One Group Funds, Strong Financial Corporation, Strong Capital Management, Inc., the Strong Registrants, the Strong Funds, Alliance Holding, Alliance Capital Management, Alliance Corporation, AXA Financial, Inc., AllianceBernstein Registrants, the AllianceBernstein Funds, Marsh & McLellan, Putnam Investments, Putnam Investment Management and the Putnam Funds are referred to collectively herein as the "Fund Defendants."

CANARY DEFENDANTS

39. Defendant Edward J. Stern ("Stern") is a resident of New York, New York. Stern was the managing principal of Canary Capital Partners, LLC, Canary Investment Management, LLC and Canary Capital Partners, Ltd. (collectively, "Canary"), and was an active participant in the unlawful scheme alleged herein.

40. Defendant Canary Capital Partners, LLC is a New Jersey limited liability company with offices at 400 Plaza Drive, Secaucus, New Jersey. Canary Capital Partners, LLC was an active participant in the unlawful scheme alleged herein.

41. Defendant Canary Investment Management, LLC is a New Jersey limited liability company, with offices at 400 Plaza Drive, Secaucus, New Jersey. Canary Investment Management, LLC was an active participant in the unlawful scheme alleged herein.

42. Defendant Canary Capital Partners, Ltd. is a Bermuda limited liability company. Canary Capital Partners, Ltd. was an active participant in the unlawful scheme alleged herein.

OTHER DEFENDANTS

43. Defendant Kaplan & Co. Securities, Inc. is a broker dealer located in Boca Raton, Florida, which Canary approached after hearing that it provided late trading.

44. Defendant Security Trust Company ("STC") is a provider of corporate trust services to retirement plans, third-party administrators and various industrial clients. It became Canary's partner in a wide-ranging late trading and timing venture. STC is headquartered in Phoenix, Arizona.

15 RECEIVED TIME DEC. 4. 8:28AM PRINT TIME DEC. 4. 8:40AM DEC-03-2003

45. Defendant *JB Oxford & Company* is a provider of discount and online brokerage services, with offices located at 9665 Wilshire Boulevard Third Floor, Beverly Hills, California 90212.

46. The true names and capacities of defendants sued herein as Does 1 through 500 are other active participants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such defendants were secretly permitted to engage in improper trading activities at the expense of ordinary mutual fund investors, such as Plaintiff and the other Janus Funds, Nations Funds, One Group Funds, Strong funds and AllianceBernstein Funds mutual fund holders, in exchange for which these John Doe defendants provided remuneration to the funds' managers. Plaintiff will seek to amend this complaint to state the true names and capacities of said defendants when they have been ascertained.

IV.

BACKGROUND

47. From 1999 to 2003, Canary engaged in two fraudulent schemes and benefitted to the extent of tens of millions of dollars at the expense of mutual fund investors. Both schemes involved the complicity of mutual fund management companies that violated their fiduciary duties to their customers in return for substantial fees and other income for themselves and their affiliates.

48. The first scheme was Canary's "late trading" of mutual fund shares. As described in greater detail below, the daily price of mutual fund shares is generally calculated as of 4:00 p.m. EST. Orders to buy, sell or exchange mutual fund shares placed at or before 4:00 p.m. EST on a given day receive that day's price. Conversely, orders placed after 4:00 p.m. EST are supposed to be priced using the following day's price. Canary agreed with certain financial institutions that orders Canary placed after 4 p.m. on a given day would illegally receive that day's price (as opposed to the next day's price, which the order would have received had it been processed lawfully). This allowed Canary to capitalize on post- 4:00 p.m. information while those who bought their mutual fund shares lawfully could not.

49. The second scheme involved "timing" of mutual funds. "Timing" is an

investment technique involving short-term, "in and out" trading of mutual fund shares. The technique is designed to exploit inefficiencies in the way mutual fund companies price their shares. This practice is by no means limited to Canary. It is widely acknowledged that timing inures to the detriment of long-term shareholders. Because of this detrimental effect, mutual fund prospectuses typically state that timing is monitored and the funds work to prevent it. Nonetheless, in return for investments that will increase fund managers' fees, fund managers enter into undisclosed agreements to allow timing.

50. In fact, certain mutual fund companies have employees (generally referred to as the "timing police") who are supposed to ferret out "timers" and put a stop to their short-term trading activity. Nonetheless, the mutual fund managers arranged to give Canary and other market timers a "pass" with the timing police, who would look the other way rather than attempt to shut down their short-term trading.

51. The mutual fund prospectuses created the misleading impression that mutual funds were vigilantly protecting investors against the negative effects of timing. In fact, the opposite was true: managers sold the right to time their funds to Canary and other hedge fund investors. The prospectuses were silent about these arrangements.

52. As a result of "late trading" and "timing" of mutual funds, Canary, the mutual fund companies and their intermediaries profited handsomely. The losers were unsuspecting long-term mutual fund investors. Canary's excess profits came dollar-for-dollar out of their pockets.

<u>A. Late Trading</u>

53. Canary's practice of late trading exploited the unique way in which mutual funds set their prices. Mutual funds are valued once a day, usually at 4:00 p.m. EST, when the New York market closes. The price, known as the Net Asset Value or "NAV," generally reflects the closing prices of the securities that comprise a given fund's portfolio, plus the value of any cash that the fund manager maintains for the fund. A mutual fund stands ready to buy or sell (the mutual fund industry refers to sales as "redemptions") its shares at the NAV with the public all

day, any day — but unlike a stock, the price of a mutual fund does not change during the course of the day. Accordingly, orders placed at any time during the trading day up to the 4:00 p.m. cutoff get that day's NAV, but an order placed at 4:01 p.m. or thereafter receives the next day's NAV. This is the rule of "forward pricing," which became law in 1968.

1. The Purpose of "Forward Pricing"

54. This system assures a level playing field for investors. Mutual fund investors do not know the exact price at which their mutual fund orders will be executed at the time they place the orders (unlike stock investors), because NAVs are calculated after the market closes. Orders placed on or before 4 p.m. on a given day are filled at the NAV determined that day while orders placed after 4 p.m. are filled at the NAV calculated the next day. Thus, all investors have the same opportunity to assemble "pre-4:00 p.m. information" before they buy or sell. And no investor has (or at least is supposed to have) the benefit of "post-4:00 information" prior to making an investment decision. The importance of this protection becomes clear when, for example, there is an event after 4:00 p.m. (like an unexpectedly positive corporate earnings announcement) that makes it highly probable that the market for the stocks in a given fund will open sharply higher the next day. Forward pricing ensures fairness: those who bought the fund during the day, before the information came out, will enjoy a gain. Those who buy shares in the fund after the announcement are not supposed to share in this profit. Their purchase order should receive the NAV set at the end of the next day, when the market will have digested the news and reflected its impact in higher prices for the stock held by the fund and, therefore, a higher NAV for the fund.

55. An investor who has the ability to avoid forward pricing and buy at the prior NAV enjoys a significant trading edge. He or she can wait until after the market closes for significant news such as the above-earnings announcement to come out, and then buy the fund at the old, low NAV that does not reflect the impact of the new information. When the market goes up the next day, the lucky investor would be able to sell and realize an arbitrage profit based solely on the privilege of trading on the "stale" NAV.

56. Dollar for dollar, the late trader's arbitrage profit comes out of the mutual fund that the late trader buys. In essence, the late trader is being allowed into the fund after it is closed for the day to participate in a profit that would otherwise have gone completely to the fund's buy-and-hold investors. When the late trader redeems his shares and claims his profit, the mutual fund manager has either to sell stock or use cash on hand -- stock and cash that used to belong to the long-term investors -- to give the late trader his gain. This makes late trading basically a zero-sum game. Putting to one side the investment results of the mutual fund for the brief time that the late trader actually holds it, the late trader's gain is the long-term investors' loss. The forward pricing rule was enacted to prevent this kind of abuse. See 17 C.F.R. § 270.22c-1(a).

2. Summary of Canary's Late Trading

57. Canary engaged in late trading on a daily basis from in or about March 2000 until July of 2003. It targeted dozens of mutual funds and extracted tens of millions of dollars from them. During the declining market of 2001 and 2002, it used late trading to, in effect, sell mutual fund shares short. This caused the mutual funds to overpay for their shares as the market went down, serving to magnify long-term investors' losses.

58. Canary obtained some of its late trading "capacity" (the opportunity to engage in late trading) directly from one mutual fund manager, the Bank of America. Bank of America installed special computer equipment in Canary's office that allowed it to buy and sell Bank of America's own mutual funds -- the Nations Funds -- and hundreds of other mutual funds at the 4:00 p.m. price until 6:30 p.m. New York time. In return, Canary agreed to leave millions of dollars in Bank of America bond funds on a long-term basis. These parked funds are known in the trade as "sticky assets."

59. Canary obtained additional late trading capacity from intermediaries, including defendant Security Trust Company ("STC"), an Arizona company providing trust administrative services (including access to mutual funds) to retirement plans. STC gave Canary the ability to trade hundreds of additional mutual funds as late as 9:00 p.m. New York time. So profitable was

this opportunity that STC ultimately demanded, and received, a percentage of Canary's winnings.

B. Timing

60. Mutual funds are meant to be long-term investments. They are designed for buy-and-hold investors, and are therefore the favored homes for Americans' retirement and college savings accounts. Nevertheless, quick-turnaround traders routinely try to trade in and out of certain mutual funds in order to exploit inefficiencies in the way they set their NAVs.

61. This strategy works only because some funds use "stale" prices to calculate the value of securities held in the fund's portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese shares. Because of the time zone difference, the Japanese market may close at 2:00 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese shares in his or her fund to arrive at an NAV at 4:00 p.m. in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks the fund holds. On such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. This and similar strategies are known as "time zone arbitrage." Taking advantage of this kind of short-term arbitrage repeatedly in a single mutual fund is called "timing" the fund.

62. A similar type of timing is possible in mutual funds that contain illiquid securities such as high-yield bonds or small capitalization stocks. Here, the fact that some of the fund's securities may not have traded for hours before the New York closing time can render the fund's NAV stale, and thus open it to being timed. This is sometimes known as "liquidity arbitrage."

1. The Effect of Timing on Long Term Shareholders

63. Like late trading, effective timing captures an arbitrage profit. And like

late trading, the arbitrage profit from timing comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days -- as Canary did -- the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

64. Timing is not entirely risk free, however. For example, the timer has to keep his or her money in the target fund for at least a day, so he or she may enjoy additional gains or incur losses, depending on the market. But such gains and losses are distinct from the timer's arbitrage profit, which is essentially crystallized at the moment of purchase.

65. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Indeed, trades necessitated by timer redemptions can also lead to realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market. Accordingly, fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. This "strategy" does not eliminate the transfer of wealth out of the mutual fund caused by timing; it only reduces the administrative cost of those transfers. However, at the same time it can also reduce the overall performance of the fund by requiring the fund manager to keep a certain amount of the funds' assets in cash at all times, thus depriving the investors of the advantages of being fully invested in a rising market. Some fund managers even enter into special investments as an attempt to "hedge" against timing activity (instead of just refusing to allow it), thus deviating altogether from the ostensible investment strategy of their funds, and incurring further transaction costs.

2. Tools to Combat Market Timing

66. Mutual fund managers are aware of the damaging effect that timers have on their funds. And while the effects on individual shareholders may be small once they are spread out over all the investors in a fund, their aggregate impact is not. While it is virtually

impossible for fund managers to identify every timing trade, large movements in and out of funds -- like those made by Canary -- are easy for managers to spot. And mutual fund managers have tools to fight back against timers.

67. Fund managers typically have the power simply to reject timers' purchases. Many funds have also instituted short-term trading fees ("early redemption fees") that effectively wipe out the arbitrage that timers exploit. Generally, these fees go directly into the affected fund to reimburse it for the costs of short term trading. In addition, fund managers are required to update NAVs at the end of the day in New York when there have been market moves that might render the NAV stale. This is called giving the fund a "fair value." It eliminates the timer's arbitrage. As fiduciaries for their investors, mutual fund managers are obliged to do their best to use these weapons to protect their customers from the dilution that timing causes.

3. Incentives for Allowing Market Timing

68. Typically a single management company sets up a number of mutual funds to form a family. For example, Banc of America Capital Management, LLC is the manager for the Nations Funds family, including Nations International Equity fund, Nations Small Cap fund and so on. While each mutual fund is in fact its own company, as a practical matter the management company runs it. The portfolio managers who make the investment decisions for the funds and the executives to whom they report are all typically employees of the management company, not the mutual funds themselves. Still, the management company owes fiduciary duties to each fund and each investor.

69. The management company makes its profit from fees it charges the funds for financial advice and other services. These fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. The timer understands this perfectly, and frequently offers the manager more assets in exchange for the right to time. Fund managers have succumbed to temptation and allowed investors in the target funds to be hurt in exchange for additional money in their own pockets in the form of higher management fees.

70. Canary found many mutual fund managers willing to take that deal. In the period from 2000 to 2003, Canary entered into agreements with dozens of mutual fund families allowing it to time many different mutual funds. Typically, Canary would agree with the fund manager on target funds to be timed – often international and equity funds offering time zone or liquidity arbitrage -- and then move the timing money quickly between those funds and a resting place in a money market or similar fund in the same fund family. By keeping the money – often many million dollars -- in the family, Canary assured the manager that he or she would collect management and other fees on the amount whether it was in the target fund, the resting fund, or moving in between. In addition, sometimes the manager would waive any applicable early redemption fees. By doing so, the manager would directly deprive the fund of money that would have partially reimbursed the fund for the impact of timing.

71. As an additional inducement for allowing the timing, fund managers often received "sticky assets." These were typically long-term investments made not in the mutual fund in which the timing activity was permitted, but in one of the fund manager's financial vehicles (*e.g.*, a bond fund or a hedge fund run by the manager) that assured a steady flow of fees to the manager.

4. Failure to Disclose Timing Arrangements

72. These arrangements were never disclosed to mutual fund investors. On the contrary, many of the relevant mutual fund prospectuses contained materially misleading statements assuring investors that the fund managers discouraged and worked to prevent mutual fund timing. For example, the "Excessive Trading Policy" in the February 25, 2002 prospectus for the Janus Income Funds states:

> Frequent trades in your account or accounts controlled by you can disrupt portfolio investment strategies and increase Fund expenses for all Fund shareholders. The Funds are not intended for market timing or excessive trading. To deter these activities, the Funds or their agents may temporarily or permanently suspend or terminate exchange privileges of any investor who makes more than four exchanges out of a Fund in a calendar year and bar future purchases into the Fund by such investor. In addition, the Funds or their agents also may reject any purchase orders (including exchange purchases) by any investor or group of investors indefinitely for any reason, including, in particular, purchase orders that they believe are attributable to market timers or are otherwise excessive or potentially disruptive to the Fund.

> Orders placed by investors in violation of the exchange limits or the excessive trading policies or by investors that the Fund believes are market timers may be revoked or cancelled by a Fund. . . .

Nevertheless, as described further below, Canary was allowed to time a Janus fund subject to such a prospectus.

73. Canary realized tens of millions of dollars in profits as a result of these timing arrangements. In many cases these profits also reflect late trading, as Canary would frequently negotiate a timing agreement with a mutual fund management company, and then proceed to late trade the target funds through Bank of America, STC or another Intermediary.

V.

FACTUAL ALLEGATIONS

A. Stern and Canary Capital

74. Beginning in or around 2000, defendant Stern became a full-time investor and money manager. He had two main businesses: (1) investing in various hedge funds run by others and (2) the rapid-fire trading of mutual funds. The latter was done through Canary Capital Partners, LLC, a hedge fund devoted to late trading and timing mutual funds. (Canary Capital Partners, Ltd. is a sister hedge fund engaged in mutual fund timing.)

75. Canary employed a number of professionals and traders, and used sophisticated computer models and equipment in order to identify and then exploit late trading and timing opportunities. Because so much of its business occurred after the close of U.S. markets, Canary employees regularly worked into the evening.

76. Stern is the Managing Member of Canary Investment Management, LLC, which receives a fee for managing Canary assets calculated as 1.5% of assets under management and 25% of profits above a certain threshold. As of July 2003, Canary Asset Management had received approximately $40 million in Canary management and incentive fees. The size of these fees reflects the phenomenal success Canary enjoyed both in terms of its trading results and the amount of capital it was able to gather in the fund.

B. Profits and the Growth of Canary

77. Stern began timing trading in July of 1998. Initially he used only money he raised

from private sources. In 1998, Stern made a profit of 18%; in 1999, his profit was 110%.

78. In September of 2000, Canary began to accept capital from non-family investors. In the year 2000, Canary earned its investors a return of 49.5% (net of fees), while the S&P 500 declined by 9% and the NASDAQ declined by 39%. By early 2001, Canary and Canary Capital Partners Ltd. had $184 million in assets.

79. By the end of 2001, the assets of Canary and Canary Capital Partners Ltd. had grown to approximately $400 million. In 2001, Canary earned a return of 28.5% (net of fees), while the S&P 500 and the NASDAQ declined by 13% and 21%, respectively.

80. In 2002, the assets of Canary and Canary Capital Partners, Ltd. increased to $730 million. Canary earned 15% (net of fees) in 2002, while the S&P 500 and the NASDAQ declined by 23% and 31%, respectively.

81. Canary experienced disappointing returns of 1.5% in the first five months of 2003, as U.S. equity markets were rising. As a result, in or about May, 2003, it decided to return all funds contributed by outside investors. In his letter to these investors announcing the decision Stern wrote: "We hope that you considered the ride to be a good one. ..."

C. Canary's Trading Strategies

82. Stern evolved and improved his trading strategies over time to achieve these above-market results. Prior to 2000, Stern followed a simple timing strategy that consisted largely of buying a small cap technology fund (subject to "liquidity arbitrage") in a certain fund family on days when the market was up, and selling it when the market began to decline. Stern was able to do this over and over again – systematically transferring wealth out of the fund – because of an understanding he had with a senior executive of the fund family, who allowed Stern unlimited timing privileges and received a "sticky asset" private equity fund investment in return.

83. Canary's interest in similar negotiated timing capacity deals never flagged, and it continued to devote considerable energy to finding such opportunities in 2000, 2001, 2002 and 2003. Indeed, starting in late 2000 Canary engaged a consultant who was devoted exclusively to looking for timing capacity. By July of 2003, Canary had negotiated (sometimes directly, and

sometimes through intermediaries) timing capacity agreements with approximately thirty mutual fund families, many of which involved "sticky assets" of one kind or another.

84. In 2000, Canary also began to expand its timing capacity through an approach called "timing under the radar." This refers to placing trades in mutual fund shares in such a way that the timing activity is difficult for the mutual fund family whose funds are targets to detect. Timers pursuing this strategy trade through brokers or other intermediaries (for instance, STC and Bank of America provided this service in addition to late trading) who process large numbers of mutual fund trades every day through omnibus accounts where trades are submitted to mutual fund companies en masse. The timer hopes that his activity will not be noticed among the "noise" of the omnibus account.

85. While Canary targeted a number of funds for timing "under the radar," these arrangements were never lasting or dependable. They were subject to being shut down at any time if the mutual fund company noticed the unusual activity. It was much better business for Canary to negotiate for timing capacity directly with the fund managers, even if it had to tie up some of its capital in "sticky assets" to do so.

86. In early 2000, Canary began to engage in late trading. Its first opportunity came in the form of an agreement with defendant Kaplan & Co. Securities Inc., a broker dealer located in Boca Raton, Florida, which Canary approached after hearing that it provided late trading. This contract provides that "[f]inal instructions for trades to be executed for Client shall be provided telephonically or by e-mail and shall be received no later than 4:30 p.m. EST at the offices of Kaplan & Co.," and holds out the possibility of Kaplan & Co. executing trades received later than that. In May of 2000, Canary entered into its agreement with STC, and gained the capability of submitting its orders until 8:30 p.m. New York time. Canary continued to expand its channels for late trading in following years, ultimately setting up a number of separate arrangements (including, most notably, Bank of America, which arrangement is described in more detail below) that allowed it to trade after the New York close. As one example, in August of 2002 Canary entered into a contract with the broker-dealer JB Oxford & Company that provided:

> Each day that Customer intends to engage in mutual fund transactions, Customer shall send via Excel spreadsheet or other mutually acceptable means to JB Oxford a list of proposed transactions before 4:15 p.m. New York time. . . . Customer intends to confirm and activate such trade communications via telephone by 4:45 p.m., New York time . . .

JB Oxford received 1% of assets traded as compensation for these services.

87. In 2001, faced with dropping markets, Canary developed a complex strategy that allowed it to in effect sell mutual funds short and profit on declining NAVs. To achieve this, Canary first needed to determine the exact portfolio makeup of a target mutual fund. Mutual fund managers were happy to provide this information to Canary. Canary would then (1) sell these securities short to create a negative mirror image of the fund and (2) buy the fund in an offsetting amount. As a result, Canary would own the shares of the fund, but be overall "market neutral." It would then wait, fully hedged, until there was a market event that would drive down the fund's price and create an opportunity for arbitrage. Canary would sell the shares back to the fund that day at an artificially high price (because the NAV would not yet fully reflect the market movement downward) and then close out the short position with cheaper, market price shares. The cash left over was Canary's profit. To reduce the transaction costs of the strategy, Canary worked with derivatives dealers (including Bank of America) to create "equity baskets" of short positions in fund holdings that mimicked the effect of shorting every stock in the fund, with one customized "basket" per fund. This strategy served Canary well through the market drops in 2001 and 2002.

D. The Bank of America

88. Canary's most extensive late trading and timing relationship was with the Bank of America. Starting in 2001, the Bank of America set Canary up with a state-of-the-art electronic late trading platform, allowing it to trade late in the hundreds of mutual funds that the bank offers to its customers. Bank of America gave Canary permission to time its own mutual fund family, the "Nations Funds," provided Canary with approximately $300 million of credit to finance this late trading and timing, and sold Canary the derivative short positions it needed to time

the funds as the market dropped. None of these facts were disclosed in the Nations Funds prospectuses. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial: Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that serviced Canary made millions themselves. All of this activity was coordinated through the Bank of America broker who brought Canary in as a client, Theodore C. Sihpol, III.

1. Setting Up the Stern Relationship

89. Defendant Sihpol, who works in the Banc of America Securities' ("BAS") high-net worth group. Sihpol visited Stern at his office in April 2001.

90. During that meeting, Stern outlined Canary's approach to timing mutual funds and results it had achieved doing so, but did not mention late trading. He asked if Canary would be allowed to time the Nations Funds family, and proposed that the Bank of America could both lend Canary the money to do so and provide clearing services for the timing trades. Sihpol agreed to check with the Bank of America and get back to Canary. He returned to the office and set about obtaining approval for Canary's proposal from his superiors.

91. After making some inquiries within the Bank of America and speaking with Stern on the telephone, Sihpol asked Stern to come to the bank's New York headquarters and explain his proposal in person to a larger group that included representatives from the BAS clearing business. At this meeting, which took place in late April, 2001, Stern and two of Canary's traders explained their strategy to the Bank of America group again, discussed their credit needs, and presented a list of the Nations Funds they would most like to time.

92. When the conversation turned to clearing, the representatives of the BAS clearing business offered to set up Canary with direct access to the bank's clearing function through their electronic ADP system. Using technology that was proprietary to BAS, Canary would be able to enter its trades directly into Canary's computers in New Jersey after the market closed until 6:30 p.m. New York time, without having to speak to a Bank of America representative. The representatives of the bank's clearing business mentioned this late trading capability as an additional selling point for ADP.

93. The meeting was a success. The parties agreed to go forward, subject to final

approval of the list of Nations Funds to be timed, Sihpol prepared a memorandum summarizing the Canary/Stern relationship and their efforts thus far to implement Canary's mutual fund trading strategy. This memo, dated April 16, 2001, was sent to Charles D. Bryceland, his superior in the high-net worth brokerage business at BAS, and to a BAS compliance officer. Among other things, the memo notes that:

- Canary uses a proprietary strategy involving market timing through daily mutual fund trading;
- (a) the "immediate objective" was to implement Canary's "proprietary market-timing trading strategy, through the use of [BAS'] mutual fund clearing operations," (b) initially it was contemplated that Bank of America would permit Canary to time $20 million to $30 million in Nations Funds, and (c) Canary would make a "sticky" asset investment of the same amount of money in Nations bond funds;
- (a) initially Canary would execute its mutual find timing trades by calling the trades into Sihpol, (b) later, however, Canary would be provided a direct link to BAS' proprietary mutual fund clearing system, and (c) the BAS clearing department had approved installation of the "direct link;" and
- other potential business Bank of America could pursue with Canary and the Stern family included a potential $100 to $200 million line of credit to facilitate Canary's trade operations and a $25 million to $30 million opportunity for the BAS' derivatives desk to assist Canary in shorting the stocks owned by the mutual funds Canary was timing.

Sihpol acknowledged that Canary's requests were "a bit unorthodox," but stated that Canary "made it clear they are not only willing to play by the guidelines we agree on, but also pay [Bank of America] for the value we can add."

94. Bryceland, Sihpol's branch manager, favored the market timing relationship with Canary and would later commend the diligence of Sihpol and his team to some of the most senior Bank of America executives. The BAS compliance representative initially questioned the propriety of giving a client "direct access" to BAS' mutual fund clearing capabilities. Apparently the compliance officer's concerns were satisfied when Sihpol informed him that other Bank of America employees "felt the business was worthwhile and an appropriate use of [Bank of America's] resources."

95. On May 1, 2001, Canary sent Sihpol a letter confirming the Nations Funds he hoped to time and providing the dollar amounts of timing for each fund. Initially, Canary

intended to time four funds – Nations Convertible, Nations International Equity, Nations Emerging Markets and Nations Small Cap – in an aggregate amount of $16.8 million. The short term trading was to average one "round turn" per week (*i.e.*, one purchase and one sale of the mutual fund shares each week). After selling a fund, the proceeds of the sale were to be deposited into a Nations money market fund or short-term bond fund until such time that Canary decided to "redeploy" it for the next timing trade in the "approved" Nations funds.

96. The letter further confirmed the understanding reached with respect to manual, electronic and late trading, and BAS' intention to provide financing for it. Canary wrote:

> We plan on transacting our trades manually at first (via Fax), at a time of day that is a little bit earlier than [the BAS clearing representative] specified in our first meeting. As soon as we can work out our lending arrangement with the bank and begin transacting electronically via ADP, we will draw down leverage against the capital we have deployed in the Nations funds, effectively increasing our trading capital with your firm to $32 million. If all goes well, this capital should grow larger as we get a sense of what trades can and cannot be done via the Banc of America Securities Platform. We really would like to get going with ADP and begin trading electronically as soon as possible.

Canary also confirmed one of Bank of America's rewards for allowing such timing activity – "sticky assets." The letter notes:

> It is also our intention to commit "permanent" capital to Nations funds in an amount equal to the dollars that...[a special purpose mutual fund timing vehicle affiliated with Canary] trades. For the time being, we have chosen to invest in Nations Short to Intermediate Government and Nations Short Term Income Fund....

97. Though Sihpol had obtained the go-ahead from clearing operations, his branch manager and the compliance department, he still needed the consent of Banc of America Capital Management, LLC ("BACAP"), the investment manager of the Nations Funds. Sihpol had kept Robert H. Gordon, then the co-President of BACAP, abreast of the negotiations with Stern from the beginning, and had obtained from him the list of Nations Funds from which Canary had made its selection of target funds. On May 3, 2001, Sihpol sent Gordon an e-mail, apparently attaching a copy of Canary's May 1, 2001 letter, in which he advised Gordon of the names of the trading vehicles Canary would be using for its timing trades and that a Canary affiliate would be "making the dollar for dollar investment in the two short-term government funds."

98. Sihpol also sought to enlist Gordon's assistance with Canary's proposed

derivatives transactions involving the securities held in certain of the Nations mutual funds. In the same e-mail, Sihpol wrote:

> Additionally, if you could...let us know what the most efficient, proper way of getting the portfolio's positions and weightings to Cockatiel that would put us on track for a conversation with our derivatives desk.
>
> Thanks again for all your help....
>
> Ted

That same day, Gordon forwarded Sihpol's e-mail and its attachment to various senior managers within BACAP as well as certain individual portfolio managers. Gordon wrote:

> I've spoken to a number of you about this day trading exception. The account is the Stern Family, a significant and growing GCIB/Bank relationship. Also, nice incentive of matching funds in the Short-Intmdt. Gov't Fund....
> thanks, and let me know if there are any issues.

Apparently, no one raised any issues. Indeed, after being notified in a subsequent e-mail from Sihpol that the $20 million in "sticky" assets promised by Canary had arrived, Gordon forwarded the e-mail to various BACAP personnel confirming that Canary was "an approved timer."

99. In addition, Gordon's e-mail granting a special market timing dispensation to Canary was forwarded to the BACAP "timing police" responsible for protecting the Nations Funds from market timers.

2. Late Trading at the Bank of America

100. At first, Canary conducted its late trading with the Bank of America "manually." Prior to 4:00 p.m. New York time, Canary sent Sihpol or a member of his team a series of "proposed" mutual fund trades by e-mail or fax. Upon receipt, Sihpol or a member of his team filled out an order ticket, time stamped it, and set it to one side until that evening. Sometime after 4 p.m. New York time, Canary telephoned Sihpol or a member of his team to either confirm or cancel the "proposed" order. If confirmed, the order (with its pre-close time stamp) was sent by fax to Bank of America's mutual funds clearing department for processing, and received that day's NAV. If the order was cancelled, Sihpol or a member of his team would destroy the ticket.

101. This procedure violated not only the SEC's "forward pricing rule" and the bank's compliance manual, but was contrary to the Nations Funds prospectus. For example, the Nations Funds Primary A Shares prospectus dated August 1, 2001 states that orders received

> before the end of a business day (usually 4:00 p.m. Eastern time, unless the NYSE closes early) will receive that day's net asset value per share. Orders received after the end of a business day will receive the next business day's net asset value per share.

102. The manual trading system was cumbersome, and Canary soon began using ADP, the "direct link." After Bank of America technicians installed it in Canary's offices in June of 2001, the link became the preferred route for Canary's late trading (although the manual procedure was still followed occasionally for certain orders and when Canary experienced technical problems). The link enabled Canary to trade late not just in the Nations Funds where it had negotiated capacity, but in the many other mutual fund families with which the bank had clearing agreements. When there was a significant market event after 4:00 p.m. EST but before the ADP trading window closed at 6:30 p.m., the NAVs of many of these funds would be stale and potentially ripe for arbitrage trading by Canary.

103. Sihpol and his team collected a so called "wrap fee" of one percent of the Canary assets in Nations Funds and one half of one percent of the assets in other funds traded through the platform. Throughout 2001, 2002 and up until July 2003, Canary placed late orders for hundreds of mutual fund trades through ADP. Each evening, summaries of Canary's late trades were faxed to Sihpol's team, which used them to reconcile trading reports and then discarded them.

3. Financing Canary's Late Trading and Timing

104. Sihpol went to the Bank of America's private banking area to obtain additional financing for Canary's trading strategies. The executives who approved this financing knew that the money would be used to time the bank's own funds. Bank of America initially agreed to a $75 million line of credit, and later increased it to $100 and then $200 million. The collateral for these loans was Canary's mutual fund positions, so the bank's credit area tracked Canary's trading closely to make sure the bank was fully secured. Canary paid the bank a generous

interest rate of LIBOR plus 1.25% for this loan.

4. Derivatives

105. Sihpol also sought and obtained approval for the BAS equity derivatives area to engage in the complex "equity basket" transactions that enabled Canary to sell mutual funds short and profit from falling markets. Sihpol facilitated establishing these "synthetic" short positions by obtaining from Gordon's group the precise makeup of the Nations Funds that Canary was interested in shorting. This information was then transferred to the bank's derivatives desk, which would then sell the stocks that the Nations Funds managers were buying in order to create a hedge. Sihpol helped Canary update these positions on a regular basis so that the positions tracked the changing portfolios of the Nations Funds. Canary paid the bank derivatives group commissions for the stock sales plus a generous financing spread.

5. The Canary Relationship Expands

106. Canary's timing activity in Nations Funds proceeded during 2001. In early 2002, however, Gordon raised an issue with Sihpol about an agreement the two had reached in December, 2001 to provide Canary with more timing capacity. This agreement was reflected in an e-mail sent to Bryceland, Sihpol's branch manager, in which Siphol wrote:

> Canary is currently OK to trade 1% (or approx. $5MM) of the Nation's International fund. When Rob [Gordon] and I spoke in December we agreed an increase to 2% would be acceptable provided it was accompanied by an amount of "sticky" assets to be determined later.

When the time had come for Gordon to make good on this agreement, Sihpol sent an e-mail dated January 2, 2002:

> Rob-
>
> Happy New Year. We wanted to let you know Canary's line of credit with the bank has been increased to $100MM (from $75) and they are anticipating putting it to work with us over the next couple of weeks. Do you have any feel on when we could expand their space in [the International Fund] as we discussed last month? This is a top priority for them and have [sic] offered "sticky" assets in return for additional trading space.
>
> Thanks again for the help.
>
> Ted

107. Gordon disagreed. The agreement, according to Gordon, was only that he would

consider approving an increase in Canary's timing capacity which was, in any event, contingent upon the fund sub-advisor's consent to the timing activity. Gordon then enlisted the assistance of a senior executive at Bank of America's private bank, with whom he had already discussed the issue. In an e-mail forwarding Sihpol's January 2nd e-mail, Gordon wrote:

> . . . you and I talked briefly about this on the bus in Phoenix — is this something that you want me to continue to make exceptions for (we don't as a general rule except market timers)? The corresponding balances they give us in the funds are nice but I wouldn't do it for that.
>
> Rob

108. This message was forwarded to another Bank of America executive with the note that the Canary relationship "is controversial within bacap" and requesting that she speak with Gordon and advise on a game plan. According to an e-mail from Bryceland, Sihpol's supervisor, the private bank's concern "was making sure we do additional business if we are giving them 100mm of our balance sheet?" Bryceland then scheduled a lunch meeting for the following day to discuss the Canary relationship and related issues with Gordon.

109. The next day, January 4, 2002, Sihpol sent an e-mail, at Bryceland's request, quantifying the past and future Canary relationship. In relevant part, Sihpol wrote:

> The commission generated as of 12/31/01 has totaled over $655,000 (not including any revenue generated from the LIBOR + 125 [basis points] $100MM line of credit from the bank- of which $70 MM is currently drawn). This means the revenues for AMG would total over $2,250,000 on an annualized basis. This number assumes zero growth over the next year and does not include the one time fees (initial mutual funds charges, loan closings, etc.) the account experienced this year. We are meeting with Eddie Stern on Monday to discuss dramatically expanding their derivative business and the addition of new capital to their trading accounts.

Bryceland then forwarded Sihpol's "quantification" of the Canary relationship to still further senior members in the Bank of America hierarchy. Recipients included Richard DeMartini, the head of all of Bank of America's asset management businesses. Included with Sihpol's e-mail was Bryceland's praise for the individuals involved:

> Accolades go to:
> * Rob Gordon & BACAP for giving access to BACAP funds for market timing activities (initial business we booked and not normally accepted by BACAP)
> * [Private Bank executives] - Line of credit for 75 mm, now 100mm to provide leverage for derivative and market timing transactions in an expedited and

> extremely professional way
> * Ted Sihpol .... - for...appropriately drawing on the firms [sic]resources to establish [the Canary relationship].
>
> It is always nice to enter a new year with a success like this. Thanks to all team members who have contributed to this profitable relationship and for thinking across divisional lines to make money for the firm.

110. After these e-mail briefings of the upper ranks of Bank of America management, Sihpol met with Canary as he indicated he would in the "quantification" e-mail. Apparently the controversy within BACAP continued, however, as Gordon had not yet approved Canary's request for additional timing capacity. Sihpol e-mailed the results of his Canary meeting to Gordon as follows:

> 1. They are adding an additional $50MM to their trading accounts to be run at 50 [basis points]. This is part of $90MM worth of negotiated space they have been promised by another firm and wish to trade the space here. This will be followed by the additional 40MM as they use the $100MM line of credit.
> 2. They agreed to try and increase their communication with us/the funds when increasing or decreasing the size of their trade in our (Nations) funds.
> 3. They would like to see a term sheet on the principal protected note managed by Marsico as soon as one becomes available - and understand the value of participating in proprietary offerings.
> 4. They [sic] fund would like to increase their business w/ [the derivatives area] - esp. the ability to trade the same contracts more frequently (weekly). The execution of our [derivatives] desk is the best they have on the street.
> 5. Lastly, they would like to ask if we could grant them space (1-2%) in 3 additional Nations Funds. . . .
>
> While I know we continue to ask for space, the client continues to bring us new, outside, assets and continues to pay us generously on in-house, outside and derivative accounts. Thanks again for the help and anything you could do would be great....

Gordon forwarded Sihpol's status e-mail to DeMartini with the following message:

> Rich — Once we've gotten the Marsico Principal Protected Fund off the ground, we intend to ask Mr. Stern for a commitment of $20 million in return for the market timing commitments.
> Rob

BACAP, however, was unable to launch the Marsico Principal Protected Fund into which the sticky money was to be deposited. Gordon nonetheless approved additional timing capacity, and Canary continued timing various Nations Funds throughout 2002 and into 2003.

6. Disclosures in the Nations Funds Prospectuses

111. At no time did the Nations Funds disclose to shareholders (1) the agreements

with Canary, (2) Canary's extensive market timing activities pursuant to these agreements, (3) the "sticky asset" deals, (4) the fact that Canary had access to a BAS trading platform that enabled Canary to trade late, or (5) the other financial services the Bank of America had provided Canary (and the revenues the Bank of America derived therefrom) in connection with Canary receiving timing capacity in the Nations Funds.

112. The 2001 Nations Funds prospectus contains no meaningful disclosures relating to market timing. In 2002, however, when Canary's timing activity was in full swing, Nations Funds added language to the prospectus disclosing the harmful effect of market timing and reassuring shareholders that Nations Funds would protect them. For example, the August 1, 2002 Nations Funds prospectus for Primary A shares discloses the following:

> The interests of a Fund's long-term shareholders and its ability to manage investments may be adversely affected when its shares are repeatedly bought and sold in response to short-term market fluctuations — also known as "market timing." The exchange privilege is not intended as a vehicle for market timing. Excessive exchange activity may interfere with portfolio management and have an adverse effect on all shareholders. When BA Advisors believes frequent trading would have a disruptive effect on a Fund's ability to manage its investments, a Fund may reject purchase orders and exchanges into a Fund by any person, group or account that is believed to be a market timer.

113. As one of Bank of America's "timing police" stated in an internal email discussing another timers' approach to Nations Funds in search of timing capacity:

> Our stated policy for the Funds, and our representation to the Board, is that we do not allow market timing activity.

A copy of this email was sent to Gordon on March 18, 2003. Five days later, Gordon approved further Canary timing in two additional Nations funds.

7. The End of the Canary Relationship

114. Ultimately, even BACAP's own employees questioned whether Canary's timing trading was detrimental to long-term shareholders. In a May 12, 2003 e-mail, a BACAP employee complained vociferously to the "timing police" about the damage a timer – apparently Canary – was doing to one of the Nations Funds:

> the PB has a client who trades $9 million in and out of the midcap index fund all the time. It wasn't so bad when he held his positions for a while, but now he's trading extremely short swings, sometimes with holding periods of only a day. The impact of this has been lessened since we have been getting notification in

time to hedge at the close, but there is still a cost that's being borne by other fund shareholders. We would be happy to set up a futures trading account for this guy and handle his futures trades for him, but a mutual fund is not the right vehicle for this kind of trading.

Notwithstanding these concerns, Canary continued to time the Nations Funds until early July, 2003, when Canary received a subpoena from the New York Attorney General's Office. At that point, Canary's timing of Nations Funds ceased. On July 3, 2003, a member of the BACAP "timing police" force sent the following e-mail to his colleague:

> This [attachment] is the [Canary] account in Small Company that came in on June 11 through Bear Stearns that Ted Sihpol indicated would be "sticky" money. They placed a full liquidation yesterday.

The BACAP "timing police" noticed right away that Canary's "sticky assets" had left the bank.

E. Security Trust Company

115. Defendant Security Trust Company provides corporate trust services to retirement plans, third-party administrators and various institutional clients. It became Canary's partner in a wide-ranging late trading and timing venture.

116. STC provides an electronic trading platform to the administrators of retirement plans and other clients that allows them to trade in mutual funds. This platform gives access to hundreds of mutual funds and processes thousands of mutual fund trades each day. Many of these are submitted by individual participants in retirement plans -- essentially, when an individual shifts retirement money among the mutual funds available in his or her retirement plan, that plan in turn executes the resulting trades through STC. After aggregating the orders it receives during the course of the trading day, STC submits them in the evening to the National Securities Clearing Corporation for processing. STC charges retirement plans a fee of approximately ten basis points (one-tenth of one percent) of custodied assets for such trades.

117. Canary's relationship with STC began in May of 2000, when Canary met with STC to see if it could use the STC electronic platform for its late trading and timing business. This platform provided Canary with one-stop shopping: (1) it could trade until 9:00 p.m. New York time and (2) STC offered an unusually broad range of mutual funds for "under the radar" timing. STC agreed to give Canary access to the STC trading platform at its standard

rate of ten basis points.

118. Canary and STC memorialized their understanding in part in a written protocol entitled "Best Practices." Among other things, this provided that:

- Canary would vary the sizes of trades through STC to make them more difficult for fund companies to detect;
- "Upon receipt of concerned feedback from a fund complex (a "Fund") with respect to trade activity that cannot be alleviated by either conversations between the Fund and [STC] or a change in trading activity, [STC] shall request to [Canary] that the Fund no longer be used in the Account";
- "[STC] should arrange to Commingle 'sticky' or static assets into the multiple Omnibus Accounts in order to increase stability in the Fund and decrease perceived activity"; and
- STC would not provide "the same or similar services" to other mutual fund timers with the exception of another hedge fund named Samarian and another Stern vehicle named the Da Vinci fund.

At or about the time the "Best Practices" document was prepared, STC demanded a new arrangement with Canary that reflected its status as Canary's partner. Canary would now pay STC "market value fees" of one percent on custodied assets (ten times what legitimate customers paid) and "profit sharing fees" of four percent of Canary's gains. In October of 2000, STC also asked for and received a belated written assurance that the trades Canary sent to STC as late as 9:00 p.m. were in fact "received" by Canary before 4:00 p.m. New York time.

119. STC thereafter assisted Canary in locating new timing capacity. With regard to "under the radar" trading, STC helped Canary camouflage its trades by revealing to Canary the mutual fund positions and trades of the retirement plans that were STC's legitimate customers. This allowed Canary to piggyback onto the retirement funds' trade flows in such a way that the targeted mutual fund families would not notice Canary's timing. While potentially damaging to STC's pension fund clients (because now their own mutual fund investments were targets for Canary's timing), this was a significant help for Canary. STC also introduced Canary to the mutual fund managers at the bank where STC does its commercial banking business, Bank One.

E. Bank One

120. Bank One Corporation owns Banc One Investment Advisors ("BOIA"), the

management company for the "One Group" mutual funds. STC introduced Stern to the President of BOIA, Mark Beeson, in the spring of 2002. Stern explained Canary's strategy, and eventually Canary and Beeson agreed to the following: (1) Canary would create a "special purpose vehicle" (*i.e.*, create a Canary affiliate) to conduct timing trading and fund it with $15 million; (2) Bank One would lend the special purpose vehicle $15 million at a high interest rate in order to finance the timing; (3) Canary would be given timing capacity in the One Group funds; and (4) Canary would consider making a "sticky asset" investment in a Bank One hedge fund. Beeson confirmed the deal in an e-mail to Stern dated March 21, 2002:

> Our managers are willing to work with you on the equity funds. They would like to start with ½% of the fund's net assets as the maximum position and then evaluate moving to 1% later. . . . We will be ready to start trading once the other banking arrangements are complete. Also, the head of our hedge group will be in New York on April 2. Is it possible to meet with you or your hedge fund manager to discuss this opportunity more?

Stern responded on March 26:

> Here is the list of mutual funds we would like to trade, along with some other relevant information about the trading we want to do. . . . How does the following week look for your hedge fund guy?

121. Thereafter, Bank One permitted Canary to time the One Group funds it had chosen: the two international funds, the Small Cap Growth Fund, and two mid cap funds. Since these trades were executed through STC, Canary was also able to engage in late trading. The prospectus for the One Group funds reassured investors that Bank One protected them from timers like Canary. For instance, it states:

> The exchange privilege [i.e., selling shares] is not intended as a way for you to speculate on short term movements in the market. Therefore:
>
> • To prevent disruptions in the management of the Funds, One Group limits excessive exchange activity. Exchange activity is excessive if it exceeds two substantive exchange redemptions within 30 days of each other.
>
> • Excessive exchange activity will result in revocation of your exchange privilege.

Canary engaged in "excessive exchange activity" under this definition, but was not shut down.

122. One Group had also established special penalties for timers of their international funds. These are also described in the prospectus:

> If you sell your shares of the International Equity Index Fund or the Diversified International Fund within 90 days of purchase, you will pay a redemption fee of 2.00% on the value of the shares sold. . . . The redemption fees are paid to the Funds and are designed to offset the brokerage commissions, capital gains impact, and other costs associated with fluctuations in Fund assets levels caused by short-term shareholder trading.

The redemption fees were waived for Canary.

123. In early 2003, Beeson asked Canary to stop timing the international funds, as he was uncomfortable continuing to waive the redemption fees required by the prospectus. He also relayed that the One Group fund managers were complaining to him about the effects of Canary's timing activity, and asked if Canary could reduce the frequency of its trading. In return, he offered Canary four new funds to time.

124. Bank One subsequently offered to double its loan to the Canary special purpose vehicle, and asked for the "sticky asset" hedge fund investment that had been discussed in 2002. Canary was only willing to do so if Bank One would finance the investment. When Bank One was unable to do so, the relationship with Canary soured. Canary stopped its timing activity at Bank One in April of 2003.

<u>G. Janus</u>

125. Janus Capital Corporation ("Janus") is the investment advisor for the Janus family of funds. In or about April, 2002, Janus granted permission for Canary to time the Janus Mercury fund. In exchange, Canary deposited "sticky" money into a Janus money market fund. Canary timed the Janus Mercury fund during 2002 and 2003. Canary also received capacity to time the Janus High Yield fund. Janus subsequently granted Canary capacity to time its High Yield fund as well.

1. Canary's Additional Timing Capacity at Janus

126. In early 2003, Canary sought timing capacity in Janus' offshore funds. Through an intermediary, it contacted Janus and offered "sticky" assets in exchange for this additional timing capacity. In response, a concerned Janus employee sent e-mails to Richard Garland, the CEO of Janus International, expressing alarm over the volume of market timing activity in Janus funds:

I'm getting more concerned w/ all of these market timers and how they are affecting our PM's [i.e., Portfolio Managers] trading activity. [Portfolio Managers] have voiced their sensitivity on a number of occasions re: this type of activity in JWF. I spoke to [a Janus employee] and confirmed that this is a big problem domestically and I want to avoid this at all cost before it gets too problematic offshore. Now that we have our exchange limitation in our prospectus, I would feel more comfortable not accepting this type of business because its too difficult to monitor/enforce & it is very disruptive to the PM's & operation of the funds. Obviously, your call from the sales side.

127. The employee also recommended to Garland that Janus refuse the additional business from Canary due to the issues created for portfolio managers: "For now, I don't think we should take-on additional business of this nature.... We need to keep our funds clean & minimise [sic] issues for PM's/fund performance. Do you agree?" Garland did not agree. He replied:

I have no interest in building a business around market timers, but at the same time I do not want to turn away $10-$20m! How big is the [Canary] deal . . . ?

After learning that Canary's timing could amount to between $10 and $50 million dollars, Garland gave the "[g]o ahead" for Canary's additional timing capacity on April 3, 2003. The new agreement with Canary was never finalized, however.

2. Janus Attempts To Establish A Timing Policy

128. Managing the extensive timing activity in its funds became difficult for Janus. In early June, 2003, it began to consider adopting a consistent policy on market timing. Discussion concerning development of such a policy was opened up to certain Janus employees. Comments included:

- "Our stated policy is that we do not tolerate timers. As such, we won't actively seek timers, but when pressed and when we believe allowing a limited/controlled amount of timing activity will be in JCG's best interests (increased profitability to the firm) we will make exceptions under these parameters."

- "My own personal recommendation is not to allow timing, period, and follow the prospectus....[T]imers often hide multiple accounts and move on the same day which could hurt other investors and enrage the Pms,...I don't think the static assets that we might be able to hold onto are worth the potential headaches, nor does this fall into our 'narrow and deep' focus. I suggest we maintain the timing agreements we have, but allow no more."

- "[I]f we are going to allow timing, we want to be sure that there are enough static assets [i.e., "sticky" assets] so that we are making a decent profit for all the trouble we are put through."

3. The Janus Prospectuses

129. The Janus prospectus did not disclose the approved market timing activity in Janus funds. On the contrary, the disclosures in the prospectus gave the appearance that market timers were being policed and shut down. For example, the February 25, 2002 prospectus for the Janus Income Funds (including the HighYield Fund that Canary was timing) states under the heading "Excessive Trading Policy":

> Frequent trades in your account or accounts controlled by you can disrupt portfolio investment strategies and increase Fund expenses for all Fund shareholders. The Funds are not intended for market timing or excessive trading. To deter these activities, the Funds or their agents may temporarily or permanently suspend or terminate exchange privileges of any investor who makes more than four exchanges out of a Fund in a calendar year and bar future purchases into the Fund by such investor. In addition, the Funds or their agents also may reject any purchase orders (including exchange purchases) by any investor or group of investors indefinitely for any reason, including, in particular, purchase orders that they believe are attributable to market timers or are otherwise excessive or potentially disruptive to the Fund.
>
> Orders placed by investors in violation of the exchange limits or the excessive trading policies or by investors that the Fund believes are market timers may be revoked or cancelled by a Fund....

G. Strong Capital Management

130. Strong Capital Management, Inc. ("Strong") is the advisor for the Strong family of mutual funds. Canary met with Strong representatives on October 16, 2002, asked for permission to time their mutual funds, and at the same time offered to invest in a proprietary Strong hedge fund. After agreeing which funds Canary would be allowed to time, Strong provided Canary with the September month-end portfolio holdings of the target funds on November 13. On November 26, an internal Strong email documented the understanding with Canary:

> "[Canary] will be opening a brokerage account . . , valued somewhere around $18 million dollars. The purpose of the brokerage account will be to trade mutual funds and trade on margin. [It] will be actively trading the mutual funds that [a Portfolio Manager] manages, but will not trade more than 1% of the total assets of the fund on any one day, . . . The client will also have substantial additional assets in other areas of Strong for Cash Management and Hedge Fund purposes.

The trading arrangement was documented in more detail in a letter to Canary that day:

> • The following funds are available for your strategy;
> •Strong Growth 20 Fund

·Strong Growth Fund
·Advisor Mid Cap Growth Fund
·Strong Large Cap Growth Fund
·Strong Dividend Income Fund
• If your assets are not invested in one of the above funds then these assets will reside in one of the Strong Money Markets.
• You will need to be invested in any fund on the last day of the month if you are invested in that same fund on the first day of that same month.
• All funds will be available for margin according to Reg T.
• We will need trading instructions from you by 2:45 PM CST/3:45 PM EST on any day you wish to trade.
• All positions are limited to 1% of the assets within the fund....

An e-mail the following day shows Strong alerting its transfer agent and clearing broker to the arrangement with Canary so that the trades would not be rejected for "flipping."

131. Strong's prospectus gave investors no warning that their funds would be used for timing, but rather created the misleading impression that Strong identified and barred timers from its funds. A Strong prospectus for one of the funds Canary timed reads:

> **Market Timers**
> The Fund will consider the following factors to identify market timers: shareholders who (1) have requested an exchange out of the fund within 30 days of an earlier exchange request; (2) have exchanged shares out of the Fund more than twice in a calendar quarter; (3) have exchanged shares equal to at least $5 million or more than 1% of the Fund's net assets; or (4) otherwise seem to follow a timing pattern....

It then goes on to reserve the right to shut market timers down:

> We reserve the right to:
>
> ·Refuse, change, discontinue, or temporarily suspend account services, including purchase, exchange, or telephone, facsimile and online account redemption privileges, for any reason.
> ·Reject any purchase request for any reason, including exchanges from other Strong Advisor Funds or Strong Funds. Generally, we do this if the purchase or exchange is disruptive to the efficient management of a fund (due to the timing of the investment or an investor's history of excessive trading.

After several months of trading, Canary wrote Strong on February 21, 2003:

> We are prepared to make an investment in your hedge fund. We will also step up our allocation to your mutual funds to our full $18 MM if that is still ok.

At about this time, Canary asked if it could clear its Strong trades through the Bank of America (which Canary knew would allow it to engage in late trading). On February 25, Strong replied to Canary: "As for the clearing through B of A, it is not going to work out."

132. Strong regularly provided Canary with detailed breakdowns of the portfolios of

the target funds. These allowed Canary to sell short the stocks that the portfolios contained. Canary was satisfied with the relationship. In May, Canary wrote Strong:

> Hey, we are going to be doubling up our mutual fund positions in a week or two. Some time shortly thereafter, we will double up on our hedge fund position.

H. Alliance

133. The AllianceBernstein Funds' website states: "*A little planning goes a long way. Whatever your long-term goal, we can help you begin to plan a savings strategy.* If your goal is listed below, let us show you how. I want to invest for a comfortable retirement. - I'm saving for a college education. I'm saving toward a dream purchase." [Emphasis added.] However, unbeknownst to investors, from at least as early as October 2, 1998 and until September 29, 2003, inclusive, defendants engaged in fraudulent and wrongful schemes that enabled certain favored investors to reap many millions of dollars in profit, at the expense of the AllianceBernstein Funds' investors, through secret and illegal after-hours trading and timed trading. In exchange for allowing and facilitating this improper conduct, Alliance Holding, Alliance Corporation, Alliance Capital Management, AXA and AllianceBernstein Registrants (collectively, the "Alliance Defendants") received substantial fees and other remuneration for themselves and their affiliates to the detriment of other mutual fund investors who knew nothing of these illicit arrangements.

134. Specifically, Alliance Capital Management, as manager of the AllianceBernstein Funds, and each of the relevant fund managers, profited from fees Alliance Capital Management charged to the AllianceBernstein Funds that were measured as a percentage of the fees under management. In exchange for the right to engage in illegal late trading and timing, which hurt unknowing AllianceBernstein Funds investors by artificially and materially affecting the value of the AllianceBernstein Funds, the Canary Defendants, and the John Doe Defendants, agreed to park substantial assets in the Alliance Funds, thereby increasing the assets under AllianceBernstein Funds' management and the fees paid to AllianceBernstein Funds' managers. Furthermore, the Canary Defendants secretly disguised additional, improper compensation to the Alliance Defendants as interest payments on monies loaned by the Alliance Defendants to

the Canary Defendants for the purpose of financing the illegal scheme. The synergy between the Alliance Defendants and the Canary Defendants hinged on ordinary investors' misplaced trust in the integrity of mutual fund companies and allowed defendants to profit handsomely at the expense of plaintiff and others.

135. On September 30, 2003, Alliance Capital Management announced in a press release published over *PR Newswire* that the New York Attorney General and the SEC had contacted Alliance Capital Management in connection with the regulators' investigation of market timing and late trading practices in the mutual fund industry. Additionally, Alliance Capital Management revealed the following:

> based on the preliminary results of its own ongoing internal investigation concerning mutual fund transactions, *it has identified conflicts of interest in connection with certain market timing transactions. In this regard, Alliance Capital has suspended two of its employees, one of whom is a portfolio manager of the AllianceBernstein Technology Fund, and the other of whom is an executive involved with selling Alliance Capital hedge fund products.* [Emphasis added.]

136. On October 1, 2003, an article appearing in *The Wall Street Journal* identified the two Alliance Capital Management employees who were suspended as a result of their involvement in conflicts of interests as defendants Gerald Malone and Charles Schaffran. The article revealed that Alliance Capital Management had been subpoenaed by the New York Attorney General's Office early in its inquiry into the mutual fund industry, and further, elaborated on defendants Malone and Schaffran's wrongful and illegal misconduct:

> *certain investors were allowed to make rapid trades in a mutual fund managed by Mr. Malone in exchange for making large investments in Alliance hedge funds also run by Mr. Malone[.]*
>
> * * *
>
> Mr. Schaffran is alleged to have helped a broker at a Las Vegas firm called Security Brokerage Inc. gain the ability to make short-term trades in shares of Mr. Malone's mutual fund in exchange for investments into Mr. Malone's hedge funds[.]
>
> * * *
>
> As previously reported, [defendant *Edward] Stern's firm, Canary, appears to had arrangements allowing short-term trading with Alliance funds. . . Meanwhile, according to a copy of trade orders obtained by [Attorney General Elliot] Spitzer's office, on the evening of Jan. 13 this year, Mr. Stern placed late*

trades through Bank of America's trading system to sell 4,178,074 shares of Alliance Growth and Income Fund, which at the time would have amounted to an approximately [sic] $11 million transaction. [Emphasis added.]

137. In addition to the AllianceBernstein Technology Fund, the article stated that defendant Malone also managed two technology hedge funds, the ACM Technology Hedge Fund and the ACM Technology Partners LLP.

1. The AllianceBernstein Prospectuses Were Materially False and Misleading

138. Each AllianceBernstein Funds investor was entitled to, and did receive, one of the Prospectuses, each of which contained substantially the same materially false and misleading statements regarding the AllianceBernstein Funds' policies on late trading and timed trading, and acquired shares pursuant to one or more of the Prospectuses.

139. The Prospectuses contained materially false and misleading statements with respect to how shares are priced, typically representing as follows:

> How the Funds Value Their Shares
>
> The Funds' net asset value or NAV is calculated at 4 p.m., Eastern time, each day the Exchange is open for business. To calculate NAV, a Fund's assets are valued and totaled, liabilities are subtracted, and the balance, called net assets, is divided by the number of shares outstanding. The Funds value their securities at their current market value determined on the basis of market quotations, or, if such quotations are not readily available, such other methods as the Funds' directors believe accurately reflect fair market value.

140. The Prospectuses, in explaining how orders are processed, typically represented that orders received before the end of a business day will receive that day's net asset value per share, while orders received after close will receive the next business day's price, as follows:

> *Your order for purchase, sale, or exchange of shares is priced at the next NAV calculated after your order is received in proper form by the Fund.* Your purchase of Fund shares may be subject to an initial sales charge. Sales of Fund shares may be subject to a contingent deferred sales charge or CDSC.
>
> * * *
>
> HOW TO EXCHANGE SHARES
>
> You may exchange your Fund shares for shares of the same class of other Alliance Mutual Funds (including AFD Exchange Reserves, a money market fund managed by Alliance). *Exchanges of shares are made at the next determined NAV, without sales or service charges.* You may request an exchange by mail or telephone. You must call by 4:00 p.m., Eastern time, to receive that day's NAV. The Funds may modify, restrict, or terminate the exchange service on 60 days'

RECEIVED TIME DEC. 4. 8:28AM PRINT TIME DEC. 4. 8:38AM DEC-03-2003

> written notice.
>
> HOW TO SELL SHARES
>
> You may "redeem" your shares (i.e., sell your shares to a Fund) on any day the Exchange is open, either directly or through your financial intermediary. ***Your sales price will be the next determined NAV,*** less any applicable CDSC, after the Fund receives your sales request in proper form. Normally, proceeds will be sent to you within 7 days. If you recently purchased your shares by check or electronic funds transfer, your redemption payment may be delayed until the Fund is reasonably satisfied that the check or electronic funds transfer has been collected (which may take up to 15 days). [Emphasis added.]

141. The Prospectuses falsely stated that Alliance Capital Management actively safeguards shareholders from the harmful effects of timing. For example, in language that typically appeared in the Prospectuses, the March 31, 2003 AllianceBernstein Technology Fund Prospectus and the AllianceBernstein All-Asia Investment Fund Prospectus stated as follows:

> A Fund may refuse any order to purchase shares. In particular, the Funds reserve the right to restrict purchases of shares (including through exchanges) when they appear to evidence a pattern of frequent purchases and sales made in response to short-term considerations.
>
> In an effort to discourage frequent trading, mutual funds may impose a redemption fee if shares are sold or exchanged within a prescribed time.

142. The Prospectuses failed to disclose and misrepresented the following material and adverse facts:

(a) that defendants had entered into an agreement allowing the Canary Defendants and the John Doe Defendants to time their trading of the AllianceBernstein Funds shares and to "late trade";

(b) that, pursuant to that agreement, Canary and other favored investors regularly timed and late-traded the AllianceBernstein Funds shares;

(c) that, contrary to the express representations in the Prospectuses, the AllianceBernstein Funds enforced their policy against frequent traders selectively, *i.e.*, they did not enforce it against the Canary Defendants and the John Doe Defendants and they waived the redemption fees that these defendants should have been required to pay pursuant to stated AllianceBernstein Funds policies;

(d) that the Fund Defendants regularly allowed Canary and other favored investors to engage in trades that were disruptive to the efficient management of the AllianceBernstein Funds and/or increased the AllianceBernstein Funds' costs and thereby reduced the AllianceBernstein Funds' actual performance; and

(e) that the amount of compensation paid by the AllianceBernstein Funds to Alliance Capital Management, because of the AllianceBernstein Funds' secret agreement with Canary and others, provided substantial additional undisclosed compensation to Alliance Capital Management by the AllianceBernstein Funds and their respective shareholders.

I. Putnam

143. On September 5, 2003, *The Wall Street Journal* reported that the New York Attorney General's Office had subpoenaed "a large number of hedge funds" and mutual funds as part of its investigation, "underscoring concern among investors that the improper trading of mutual fund shares could be widespread" and that the SEC, joining the investigation, plans to send letters to mutual funds holding about 75% of assets under management in the U.S. to inquire about their practices with respect to market-timing and fund-trading practices. Putnam Investments was one of the mutual fund entities subpoenaed by the New York Attorney General.

144. On September 16, 2003, Massachusetts Secretary of the Commonwealth William Galvin announced the launching of a probe into improper fund trading at Putnam Investments in Boston. The *Boston Herald* reported on September 16, 2003 that "Galvin said his staff sent several subpoenas to Putnam last Thursday to learn about possible improper market timing-- that is, making short-term trades of fund shares, often at the expense of long-term shareholders." The article highlighted that Secretary of State Galvin noted that his office had good reasons to believe that Putnam Investments was involved in the conduct alleged herein, stating that, "***This is not a fishing expedition ... We obviously have probably cause of some kind to make these inquiries,***" (Emphasis added). The probe was focused on "trades in one of Putnam's international funds," according to the article.

145. On October 21, 2003, the *Boston Globe* reported that Massachusetts Secretary of State William F. Galvin plans to charge Putnam Investments with civil securities fraud for engaging in market timing. In relevant part, the *Globe* reported as follows:

Massachusetts Secretary of State William F. Galvin plans to charge Putnam Investments with civil securities fraud within the next few days, say two people involved in the investigation. The charges would ensnare one of Boston's largest mutual fund firms in a burgeoning probe into abusive practices in the fund industry. [Emphasis in original].

Galvin and New York Attorney General Eliot Spitzer have moved aggressively in the last two months against the mutual fund industry, which had largely avoided the lawsuits and scandals that have plagued corporate America and the securities industry since the Internet bubble burst in early 2000. Spitzer, in particular, has shown that certain big investors received preferential treatment at some fund houses, undermining investors' faith that the rules apply equally to all shareholders. Formal complaints against Putnam, the nation's fifth- largest fund family, would suggest that the scope of the inquiries is widening.

Investigators are probing whether the trading practice known as market timing -- trading quickly into and out of funds, to take advantage of short-term price fluctuations -- was being employed by small-time individual investors as well as by sophisticated brokerage houses. ***The two people involved in the investigation said the state Securities Division, which Galvin oversees, intends to charge Putnam with at least two counts of securities fraud. One count would allege the company let individuals trade rapidly in and out of their mutual fund accounts -- despite company policies that prohibit excessive trading. A second would allege that Putnam failed to treat shareholders equally, by allowing some to market-time their accounts, and not others.***

The state is expected to allege that by not uphold ing its policies, Putnam in effect said one thing and did another as well as treated its customers unequally. The state is expected to argue that both would constitute civil fraud in Massachusetts. [emphasis added].

1. The Putnam Prospectuses Were Materially False and Misleading

140. Prior to investing in any of the Putnam Funds, plaintiffs and each member of the class were entitled to and did receive one of the Prospectuses, each of which contained substantially the same materially false and misleading statements regarding the Putnam Funds' policies on timed trading.

141. The Prospectuses falsely stated that the Putnam Funds actively safeguard shareholders from the recognized harmful effects of timing. For example, in language that typically appeared in the Prospectuses, the January 30, 2003 Putnam International New Opportunities Fund prospectus acknowledged that "short-term trading" is harmful to shareholders and represented that the Putnam Funds deters the practice, stating as follows:

> The exchange privilege is not intended as a vehicle for short-term trading. Excessive exchange activity may interfere with portfolio management and have an adverse effect on all shareholders. In order to limit excessive exchange activity and otherwise to promote the best interests of the fund, the fund imposes a

redemption fee of 1.00% of the total exchange amount (calculated at market value) on exchanges of shares held less than 90 days. The fund also reserves the right to revise or terminate the exchange privilege, limit the amount or number of exchanges or reject any exchange. The fund into which you would like to exchange may also reject your exchange. These actions may apply to all shareholders or only to those shareholders whose exchanges Putnam Management determines are likely to have a negative effect on the fund or other Putnam funds.

* * *

The fund imposes a redemption fee of 1.00% of the total redemption amount (calculated at market value) if you sell or exchange your shares after holding them for less than 90 days. The redemption fee is paid directly to the fund, and is designed to offset brokerage commissions, market impact, and other costs associated with short-term trading. For purposes of determining whether the redemption fee applies, the shares that were held the longest will be redeemed first.

142. The Prospectuses failed to disclose and misrepresented the following material and adverse facts:

(a) that defendants had entered into an agreement allowing the John Doe Defendants to time their trading of the Putnam Funds shares;

(b) that, pursuant to that agreement, the John Doe Defendants regularly timed their trading in the Putnam Funds shares;

(c) that, contrary to the express representations in the Prospectuses, the Putnam Funds enforced their policy against frequent traders selectively, *i.e.*, they did not enforce it against the John Doe Defendants;

(d) that the Fund Defendants regularly allowed the John Doe Defend ants to engage in trades that were disruptive to the efficient management of the Putnam Funds and/or increased the Putnam Funds' costs and thereby reduced the Putnam Funds' actual performance; and

(e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, the Fund Defendants benefited financially at the expense of the Putnam Funds investors.

VI.

PLAINTIFF'S SPECIFIC FACTS

143. Plaintiff, at all times relevant hereto, owned or acquired the mutual funds of

Defendant Janus.

144. At all times relevant hereto, Plaintiff owned or acquired Janus mutual funds in and around the Los Angeles County area.

145. At all times relevant hereto, Plaintiff was and is being subjected to the illegal practices of Defendants, as aforesaid, and has been damaged thereby.

VII.

FIRST CAUSE OF ACTION

Unfair Business Practices - Violation of
Cal. Bus. & Prof. Code §§17200 and 17203 Against All Defendants

146. Plaintiff herein realleges and incorporates each and every one of the allegations contained in Paragraphs 1 through 145, inclusive of this Complaint, as if fully set forth herein.

147. Business and Professions Code (B&PC) Section 17200, Section 17203, et. seq., often referred to as the "Unfair Competition Law" (B&PC §17200), prohibits unfair competition, which is defined to include any unlawful, unfair or fraudulent business action or practice. Defendants systematically engaged in illegal and improper mutual fund trading practices.

148. Defendants, and each of them, have engaged in unfair business practices in California by utilizing the practices outlined above. The aforesaid conduct is also unlawful and subjects Defendants to sanctions and fines and is actionable under B&PC §§17200 and 17203. Defendants' use of such practices constitutes an unfair business practice, unfair competition and provides an unfair advantage over Defendants' competitors. Plaintiff on behalf of the general public seeks full restitution and disgorgement of said monies by Defendants, as necessary and according to proof, to restore any and all monies acquired and/or converted by the Defendants by means of the unfair practice complained of herein. Plaintiff further seeks on behalf of the general public, the appointment of a receiver, as necessary, to establish the total monetary relief sought from Defendants. The restitution includes all profit realized as a result of the unfair business practice, including interest thereon.

149. Plaintiff is informed and believes and on that basis alleges that at all times herein

mentioned Defendants have engaged in unlawful, deceptive and unfair business practices prohibited by California B&PC §17200, including those set forth above, inclusive, thereby depriving Plaintiff and the other members of the general public of fair and honest business practices. The conduct of Defendants is inimical to the public welfare since it transgresses civil statutes of this state.

150. By and through their unfair, unlawful and/or improper business practices described herein, Defendants have exploited Plaintiff and others.

151. Plaintiff and others are entitled to and do seek relief as may be necessary to restore to them the money of which Plaintiff and others have been deprived by means of the herein described unfair, unlawful and/or fraudulent business practices.

152. Plaintiff seeks an injunction preventing Defendants from continuing the unfair business practices set forth above. Plaintiff further seeks an order requiring Defendants to timely pay restitution to all current and former customers, including penalties, interest and attorneys' fees and costs, pursuant to Code of Civil Procedure §1021.5.

153. Plaintiff and others are further entitled to and do seek a declaration that the above-described business practices are unfair, unlawful and/or fraudulent and seek injunctive relief restraining Defendants from engaging in any of the herein described unfair, unlawful and/or fraudulent business practices at all times in the future.

PRAYER FOR RELIEF

WHEREFORE, for all of the above and foregoing reasons, Plaintiff prays for judgment against all Defendants, and each of them, as follows:

1. For an Order permanently enjoining Defendants from engaging in the practices challenged herein;

2. For an Order for full restitution of all monies, as necessary and according to proof, to restore any and all monies acquired and/or converted by Defendants by means of the also seeks pre-judgment interest and attorneys' fees as a result of the unfair business practices;

3. For an Order finding and declaring that Defendants' acts and practices as challenged herein are unlawful, unfair and/or fraudulent;

4. For an accounting, under administration of Plaintiff and subject to court review, to determine the amount to be returned by Defendants and the amounts to be refunded to members of the public who are or were affected by Defendants' illegal acts;

5. For the creation of an administrative process wherein each current and former injured customer of Defendants' receives his or her losses.

DEMAND FOR JURY TRIAL

Plaintiff hereby demands a trial by jury.

DATED: October 22, 2003

GLANCY & BINKOW LLP

By: ______________________
Lionel Z. Glancy #134180

Michael Goldberg #188669
Peter A. Binkow #173848
1801 Avenue of the Stars, Suite 311
Los Angeles, CA 90067
Telephone: (310) 201-9150
Facsimile: (310) 201-9160

Law Offices of Brian Barry
Brian Barry #135631
1801 Avenue of the Stars Suite 307
Los Angeles, CA 90067
Telephone: (310) 788-0831
Facsimile: (310) 788-0841

Attorneys for Plaintiff Mike Sayegh